Exhibit 99.1

For immediate release

PREVU* STUDY TO EXAMINE SKIN STEROL AND RISK OF HEART ATTACK

Study aimed at supporting new regulatory claim for PREVU* as test to predict heart attacks

Toronto, Ontario (November 3, 2005) - - PreMD Inc. (TSX: PMD; Amex: PME) today announced the start of a 600-person study that will further examine the relationship between skin tissue cholesterol (sterol) and carotid intima media thickness (CIMT), which is an established predictor of heart attack and stroke. The study, Predictor of Advanced Subclinical Atherosclerosis (PASA), is expected to provide data to support broader regulatory clearance for PREVU* Point of Care (POC) Skin Sterol Test as a tool to identify asymptomatic patients at risk of a primary event, such as heart attack.

“Previous studies have shown that skin sterol is elevated in people who have had a heart attack, and that it is associated with increased CIMT in patients with no symptoms of disease,” said Dr. Brent Norton, President and Chief Executive Officer. “PASA has been designed to generate the data we need to expand PREVU* POC’s claims for use, which would create exciting new opportunities for the technology and position our test as the only cost-effective tool to predict who is going to have a heart attack - - something that a blood cholesterol test cannot do.”

Skin sterol, an independent risk factor for coronary artery disease, will be measured by PREVU* POC as well as PREVU* LT Skin Sterol Test, a lab-processed format of the technology. CIMT is a non-invasive technique that uses ultrasound to scan the carotid arteries for evidence of atherosclerosis. CIMT is a validated method for detecting patients with atherosclerosis and predicting future events such as heart attack and stroke.

“Many people that die suddenly from heart disease do not have any prior symptoms. Many patients who have high blood cholesterol never develop heart disease, while many patients with low blood cholesterol do,” said Dr. James Stein, a cardiologist at the University of Wisconsin Medical School and principal investigator of PASA. “There is considerable interest in non-invasive, simple and rapidly administered tests to better assess which patients are at increased risk. We believe that by measuring the cholesterol deposited in the skin, PREVU* may actually help a physician and patient predict the future risk of having a heart attack or stroke.”

About PASA
The study will include 600 asymptomatic patients between 40 to 80 years of age with low (<10%), intermediate (10% - 20%) and high (>20%) 10-year Framingham Global Risk scores. Patients will be evaluated using PREVU* POC, PREVU* LT, blood testing and CIMT. PASA will be conducted at several sites in the United States, led by the University of Wisconsin and including University of Chicago, University of Pennsylvania Health System, Johns Hopkins University and Radiant Research - Chicago.

About PREVU* Skin Sterol Test
PREVU* does not require the drawing of blood or fasting and takes just minutes to perform. PREVU* tests the amount of cholesterol accumulated in the skin tissues, which has been shown to parallel cholesterol build-up in the coronary arteries. Skin tissue cholesterol is a new, independent risk factor for coronary artery disease (CAD). PREVU* POC is currently available for sale to medical professionals in the United States, Canada and select European markets. PREVU* LT is in clinical studies.

About PreMD
PreMD Inc. (formerly IMI International Medical Innovations, Inc.) is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, are marketed and distributed worldwide by McNeil Consumer Healthcare, Canada. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. PreMD’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.premdinc.com. For more information about PREVU*, please visit www.prevu.com or call 1-866-283-8328 (North America) or 00-800-8283-8328 (Europe), or email yourvoice@mccca.jnj.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company’s products, the competitiveness of the Company’s products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.

In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

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For more information, please contact:

Sarah Borg-Olivier
Director, Communications
T: (416) 222-3449
sbolivier@premdinc.com